EXHIBIT 21
List of Subsidiaries

Name	State of Incorporation or organization
MSO IP Holdings, Inc.	California
Martha Stewart, Inc.	Connecticut
Body & Soul Omnimedia, Inc.	Delaware
MSLO Productions, Inc.	Delaware
MSLO Productions — Home, Inc.	Delaware
MSLO Productions — EDF, Inc.	Delaware
Flour Productions, Inc.	Delaware
MSLO Shared IP Sub, LLC	Delaware
MSLO Emeril Acquisition Sub, LLC	Delaware
Emeril Primetime Productions, Inc.	Delaware